UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

On November 3, 2023, Hub Cyber Security Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”), at the Company’s offices located at 30 Ha’Masger St., Tel Aviv 6721117, Israel.

The Company’s shareholders voted upon all the proposals on the Meeting’s agenda, each of which is described in more detail in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated as of October 5, 2023.

Only shareholders of record at the close of business on October 4, 2023 were entitled to vote at the Meeting. Each of the proposals were voted upon and approved by the required majority of the Company’s shareholders, with the exception of proposal 1.a. (election of one director) which was voted upon but was not approved by the required majority of the Company’s shareholders.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: November 6, 2023	By:	/s/ Uzi Moskovich
Uzi Moskovich
Chief Executive Officer

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